April 30, 2010

VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Bradip Bhaumik

Re:	CommScope, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 1-12929

Dear Ms. Blye:

On behalf of CommScope, Inc. (the “Company”), this letter responds to your letter dated November 13, 2009 (the “Comment Letter”). The Company confirms that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither your comments, nor any changes in the Company’s disclosure in response to your comments, preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Comment Letter requests the following information:

1.	Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan, and Cuba, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Iran, Syria, Sudan, and Cuba, directly, or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company responds as follows:

The Company does not have any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Iran, Syria, Sudan, Cuba, and although not mentioned in the Comment Letter, North Korea (hereinafter, “Sanctioned Countries”).

With regard to anticipated contacts with Sanctioned Countries, it is Company policy that the Company will comply with all applicable laws, including the U.S. sanctions and export controls. Further, although the Company’s foreign subsidiaries are not subject to U.S. sanctions to the same extent as the Company with regard to the sanctions against Iran and Sudan, it is Company policy that its foreign subsidiaries not make sales to any customer or reseller resident in any Sanctioned Country, and not make any sale in which the subsidiary is aware that the customer intends to use the product in a Sanctioned Country, unless the Company is or would be permitted to make a similar sale of U.S. origin product under U.S. law.

In order to respond to the Commission’s inquiry regarding past and current contacts with Sanctioned Countries, the Company reviewed all sales data for it and subsidiaries that the Company owns or controls for the three fiscal years covered by its 2008 Form 10-K (i.e., 2006, 2007 and 2008) as well as 2009 (the “Comment Letter Period”) for sales addresses or shipping addresses in Sanctioned Countries. To determine as well as was reasonably possible whether there have been any direct or indirect contacts with Iran, Syria, Sudan, or Cuba through subsidiaries, distributors, resellers, or other direct or indirect arrangements that are not reflected in the Company sales data, the Company also sent questionnaires to 83 persons in the Company and its U.S. and foreign subsidiaries. These questionnaires were directed at persons who have sales responsibilities in the Middle East and Latin America, and sought information regarding any contacts with Sanctioned Countries during the Comment Letter Period. After analyzing the responses, the Company obtained email and other data from the computers of persons who were deemed most relevant to the inquiry. As a result of this effort, the Company conducted interviews of 28 persons in its U.S. and foreign operations and made inquiries of certain customers. It was not reasonably possible for the Company to conduct an inquiry that would assure that every direct or indirect contact that Company personnel may have had with or involving a Sanctioned Country was identified, nor could the costs of such an inquiry be justified based on the information included in the Comment Letter or any information known or learned by the Company.

The Company believes that it has conducted a reasonable inquiry of potential contacts with Sanctioned Countries, the results of which are summarized below. Based on its review, the Company believes that any direct or indirect contacts the Company had with Sanctioned Countries are not and were not qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.

Sales for end use by the United Nations in Sudan

The Company’s review of global sales data and other information identified five sales by foreign subsidiaries for end use by the United Nations in Sudan:

•

In October 2006, Andrew Wireless Systems Ltd., which at the time was a United Kingdom subsidiary of Andrew Corporation, sold Canadian-origin satellite dish equipment to a customer in the United Kingdom for $64,372, which then supplied the items to the United Nations in Sudan. The Company’s review did not identify any involvement of U.S. Persons in this sale, and determined that the sale involved foreign goods that were not subject to export licensing requirements under the Export Administration Regulations (“EAR”). The Company did not exercise control over the Andrew business until December 27, 2007, when it acquired Andrew Corporation.

•

In May 2007, Andrew AG, which at the time was a Swiss subsidiary of Andrew Corporation, sold Chinese-origin coaxial cable and connectors to a customer in the UAE for $6,340. Emails between the customer and a third party revealed that the customer then directed the product be shipped to the Communications Unit at the United Nations Mission in Sudan. The Company’s review did not identify any knowledge of the intended reexport on the part of Andrew personnel and determined that the sale involved foreign goods that were not subject to export licensing requirements under the EAR.

•

In September 2008, Andrew AG sold coaxial cables and related connectors, which were foreign manufactured in the Czech Republic, and some standard U.S.-origin hardware used for installation, which was not on the Commerce Control List (i.e., they were classified under the EAR as EAR99) directly to the United Nations for $33,682. The Company’s review did not identify any involvement in this sale by the Company other than a review by its compliance staff to ensure the sale did not contravene U.S. sanctions or export laws. The Company believes that this transaction complied with U.S. sanctions and export laws notwithstanding the inclusion of the EAR 99 items because the activity was authorized under 31 C.F.R. §§ 538.507 and 538.531, and the export of the items did not require export authorization under the EAR.

•

In May 2009, the Company shipped U.S.-origin broadband and fiberglass antennas and related connectors to a customer in Germany for reexport to the United Nations in Sudan. These goods, which were sold by Andrew Gmbh for €27,279, were classified as EAR99. The reexport of such goods to Sudan was, therefore, permissible under the Sudan Sanctions Regulations, 31 C.F.R. § 538.507, and not prohibited by the EAR. The transaction was reviewed by Company compliance staff and the Company believes that it acted in compliance with applicable U.S. laws.

•

In December 2009, Andrew Wireless Systems Ltd. (“Andrew UK”) sold Czech-origin remote mount antennas to a U.S. customer’s Dutch subsidiary for $6,585 for reexport to the United Nations Mission in Sudan. The Company’s review did not identify any involvement in this sale by the Company other than a review by Company compliance staff to ensure the sale did not contravene U.S. law.

The Company believes that none of these sales contravened U.S. sanctions or export laws.

Isolated contacts by Company personnel

The Company’s internal review confirmed that its domestic and foreign sales teams in general acted vigilantly to avoid sales to Sanctioned Countries. The Company’s review documented at least 14 sales opportunities since 2006 that were not pursued because the end user was in Iran, Syria, or Sudan, even though the majority of these transactions involved foreign subsidiaries that could legally have pursued the business opportunities using foreign-manufactured product.

Our review did, however, reveal that two foreign national employees of the Company lacked sufficient awareness of U.S. sanctions laws and as a result had isolated contacts involving Sanctioned Countries contrary to Company policy.

The first employee is an Indian national residing in India, who was assigned responsibilities as the sales representative for one of the Company’s divisions in the Middle East in 2006 after working solely in India. The Company’s review determined that:

•

In 2006, he was aware of a quotation for the sale of Chinese-origin cable by a Saudi Arabian reseller (the “Saudi reseller”) to a foreign customer for use in a project in Sudan and he referred a small order from a foreign customer to the Saudi reseller for use in a project in Sudan in 2007.

•

In 2007, after being informed that Company product could not be sold into Sudan, he referred a customer with a requirement in Sudan to the Saudi reseller, but noted that “American products,” by which he meant all Company products, could not be sold to the customer for use in Sudan.

•

In 2009, he referred a foreign customer with a requirement in Sudan to a local distributor noting that he could not make the sale directly, but he was not aware that such referrals were not permissible under U.S. sanctions against Sudan.

In addition, in 2006, the Saudi reseller informed the Indian sales representative that it had sold a specific type of coaxial cable manufactured by the Company’s now-closed Brazilian factory to a customer in Iran. The Saudi reseller sought additional cable manufactured from that factory for this Iranian customer. No sale of this cable took place as a result of this inquiry because the Indian sales representative was unable to meet the price insisted upon by the Saudi reseller. The Company sales representative responsible for sales in this region prior to 2006 recollected a sale of this cable several years before this request in 2006. The prior sales representative recalls that the product was to be used for a specific construction project in the UAE in or around 2004. Company records confirm that the cable was sold to the Saudi reseller in September 2003 for shipment to the UAE, and that the Company made no sales of this cable to the Saudi reseller thereafter. He also informed his contact at the Saudi reseller in 2005 that the Company was not able to pursue a specific business opportunity that had arisen in Iran due to U.S. sanctions. The Company has no reason to believe that Company personnel were aware of any intention on the part of the Saudi reseller to sell all or some portion of the cable it acquired from the Company in 2003 to Iran.

The second employee is a South Korean national residing in South Korea and is the manager of the Indian sales representative. The South Korean sales manager was similarly assigned responsibility for the Middle East in 2006 after having responsibilities primarily in South Korea and also lacked an adequate understanding of U.S. sanctions laws. Accordingly, when he negotiated a July 27, 2006, distribution agreement with Eurostar Communications LLC (“Eurostar”), a UAE entity specifically identified in the Comment Letter as a result of its operations in Sudan, he did not realize that including Iran and Sudan in the appendix listing the territory covered by the distribution agreement created a concern under U.S. laws. The inclusion of these countries in the agreement was not discovered during the Company’s review of the agreement. The agreement, which formally expired on July 26, 2008, did, however, require that Eurostar comply with all U.S. laws, rules, regulations, and government orders and take no action that could cause the Company to violate the U.S. Export Administration Act. The products sold to Eurostar during the Comment Letter Period were Chinese origin and classified as EAR 99. The Company inquired of Eurostar whether, during the period from 2006 to 2008, it had sold any Company product into Cuba, Iran, Sudan, or Syria, either directly or indirectly. Eurostar reported that it had not made any such sales. The Company’s review found no evidence to the contrary.

Although U.S. export and sanctions laws do not generally prohibit foreign persons from reexporting EAR 99 items to Sudan or Iran and do not apply to the reexport by foreign persons of items that are not U.S. origin, in light of the involvement of the Company in sales to the Saudi reseller and Eurostar, the Company has notified these entities that Company products are not to be sold into Sanctioned Countries. In addition, the Indian sales representative and his South Korean manager have been instructed not to participate in any way in sales transactions involving Sudan, Iran, Syria, Cuba, or North Korea, and to reject and report to their supervisors any proposed opportunity that they have reason to believe involves these countries.

The Company has submitted a voluntary disclosure to the Office of Foreign Assets Control addressing these transactions. Although the Company cannot rule out the possibility that other similar contacts with Sanctioned Countries were not identified during its review, the Company believes these were isolated incidents attributable to a lack of training of certain foreign national sales representatives, and that they do not give rise to a larger compliance concern.

Isolated contacts by foreign subsidiaries

The Company’s review identified isolated customer service responses by two of the Company’s foreign subsidiaries to two non-U.S. companies that had apparently shipped foreign-manufactured microwave antennas from their general inventory into Sudan and Iran. The Company found no evidence that Company personnel had any involvement in these activities.

Other sales by resellers

In addition to the contacts identified above, Andrew UK refused to sell a U.S. origin replacement part for an antenna system that a customer in the United Kingdom asked be shipped to Syria. The United Kingdom customer stated that it had previously reexported Company product from its inventory to Syria as part of a larger system. The United Kingdom customer also represented that the U.S. content in the system that it had previously shipped from the United Kingdom to Syria met the de minimis content requirements of the EAR and the reexport was, therefore, permissible under U.S. law. The Company was unable to confirm or refute this claim.

In another case, a Company salesperson reported that, during a dispute with a Jordanian reseller over a business opportunity in Jordan, a representative of the reseller, which purchases U.S.-origin cable from the Company, told the salesperson that the reseller had sales in Syria. The Company inquired of the reseller whether, during the period from 2006 to 2008, it sold any Company product into Syria, Cuba, Iran, Sudan, or North Korea, either directly or indirectly. The reseller responded that its policy was not to sell products either directly or indirectly into these countries, but that it cannot impose a final destination on the goods it sells to merchants in Jordan. The Company informed the reseller that it must refuse sales of Company products if the reseller has reason to believe that the customer intends to reexport Company product to Syria or other Sanctioned Countries, either directly or indirectly, and that the Company will be unable to continue making sales to the reseller if the reseller does not comply.

The Company is also aware that a foreign original equipment manufacturer purchases Company product (i.e., coaxial cabling and related accessories that are classified as EAR 99) from a foreign subsidiary of the Company and uses this product in systems that it sells in Iran, Sudan, Cuba, and Syria. The OEM has informed the Company that although some of this product is U.S. origin, it has confirmed with the U.S. Department of Commerce that such product constitutes de minimis U.S.-origin content in its systems and that its reexports of this product do not violate the EAR.

We have advised the above customers that the Company expects all of its customers to comply with U.S. laws restricting reexports to Sanctioned Countries.

It was not reasonably possible to determine the extent to which every customer of the Company may have resold or distributed Company products in Sanctioned Countries. In some cases, customers specify the end-use for the products they purchase, noting their intended use for a specific project in a particular country. In these cases, the project location typically is identified as the shipping address and the sale would be blocked by the Company’s automated systems if this address was in a Sanctioned Country. In many cases, however, Company products are sold in large volumes to OEMs or resellers that place the product into their own inventory for subsequent sale or distribution. In such cases, the Company lacks visibility into the destination of Company products.

Conclusion

The Company had revenues in 2008 of over $4 billion, approximately 53% of which represented international sales, as reported in its Form 10-K. The Company’s Form 10-K for FY 2008 noted that its international sales are subject to risks, including “the laws and policies of the United States affecting trade.”

The Company’s sales and those of its foreign subsidiaries to Sanctioned Countries appear to be limited to a small number of lawful, low-value sales in support of the United Nations in Sudan, and a small number of isolated transactions involving certain foreign sales persons of the Company who lacked awareness of Company policy and U.S. sanctions laws.

While certain international customers may lawfully resell or distribute Company products into Sanctioned Countries, the Company expects to continue its policy that it and its subsidiaries, foreign and domestic, will only sell Company product to the extent that U.S. companies are permitted to sell U.S.-origin products. As such, the Company’s policies regarding compliance with U.S. sanctions exceed legal requirements and tend to reduce risks that would normally affect international business.

Based on the foregoing, the Company believes that the contacts noted in its review were not qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.

Sincerely,

/s/ Frank B. Wyatt, II
Frank B. Wyatt, II
General Counsel